UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 3, 2022

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 3, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 3, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2022 RESULTS

Highlights
•Reported GAAP net income of $68.1 million, or $2.00 per share; and adjusted net income(1) of $57.9 million, or $1.70 per share, in the third quarter of 2022 (excluding items listed in Appendix A to this release).
•Strong third quarter spot tanker rates of $33,200 per day for Suezmax and $35,900 per day for Aframax, counter to normal seasonal trends; average mid-size tanker spot rates were the highest for a third quarter since 2008.
•High operating leverage and strong spot tanker rates resulted in strong cash flows in the quarter supporting the Company’s debt reduction efforts. The Company’s net debt(2) decreased from the prior quarter by $66 million to $486 million.
•Spot tanker rates have continued to improve. The Company has secured strong fourth quarter-to-date spot rates of $40,000 per day for the Suezmax fleet, $36,600 per day for the Aframax fleet, and $44,700 per day for the LR2 fleet. Quarter to-date rates are approximately two to three times higher compared to last year’s fourth quarter rates.

Hamilton, Bermuda, November 3, 2022 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2022:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2022	June 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	279,386	242,389	115,890
Income (loss) from operations	75,372	34,078	(41,494)
Net income (loss)	68,053	28,548	(52,055)
Earnings (loss) per share	2.00	0.84	(1.54)
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	91,827	58,418	(15,478)
Adjusted net income (loss) (1)	57,911	25,657	(50,147)
Adjusted earnings (loss) per share (1)	1.70	0.76	(1.48)
Net debt (2)	486,209	552,148	565,011
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2022 Compared to Second Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the third quarter of 2022 increased compared to the second quarter of 2022, primarily due to higher average spot tanker rates, partially offset by a higher number of scheduled dry dockings in the third quarter of 2022. In addition, GAAP net income in the third quarter of 2022 included a $8.2 million gain on the sale of one vessel compared to a $1.2 million gain on the sale of two vessels recorded as part of the GAAP net income in the second quarter of 2022.

Third Quarter of 2022 Compared to Third Quarter of 2021
GAAP net income and non-GAAP adjusted net income for the third quarter of 2022 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and stronger results from full service lightering, as well as the commencement of three charter-in contracts during the second half of 2021 and the third quarter of 2022. In addition, GAAP net income in the third quarter of 2022 included a $8.2 million gain on the sale of one vessel, while GAAP net loss in the third quarter of 2021 included a net expense of $0.7 million relating to the write-down and a gain on sale of vessels.
CEO Commentary
“In the third quarter, Teekay Tankers’ financial results materially benefited from our high spot exposure during a time of pronounced tanker market strength, counter to typical seasonal trends," commented Kevin Mackay, Teekay Tankers' President and CEO.

"While the full European sanctions on imports from Russia are expected to come into effect in the months ahead, mid-sized tankers have already shown themselves to be disproportionate beneficiaries of shifting oil trade patterns. Since the onset of the war in Ukraine, long-established oil trade routes have been fundamentally disrupted in a manner that seems likely to persist. Average Aframax and Suezmax voyage distances have materially lengthened and driven charter rates higher on a sustained basis, even as VLCC rates have widely fluctuated in response to oil market events."

"The wider macro environment has sources of uncertainty, notably the widening ripples from the war in Ukraine and continuing heightened inflation across a range of global economies, as well as the potential for normalized economic activity in China after extensive pandemic-related lockdowns. Nevertheless, we see strong fundamental support for continued tightness in our market moving forward, particularly as a result of the record low mid-sized tanker orderbook through at least 2025."

"Against this backdrop, Teekay Tankers is utilizing its cash flows to materially strengthen its balance sheet, sustainably reduce our net debt and fleet cash flow break-even levels, and position Teekay Tankers to create long-term shareholder value.”
Summary of Recent Events
In September and October 2022, the Company made $44.9 million in prepayments and fully repaid a term loan related to four vessels. The prepayments were made with existing liquidity and the four vessels will be unencumbered.

In September 2022, the Company completed the previously mentioned sale of a 2008-built Aframax vessel for $24.8 million, which resulted in a gain on sale of $8.2 million.

Tanker Market
Crude tanker spot rates increased counter-seasonally during the third quarter of 2022 as the conflict in Ukraine continues to reshape global oil trading patterns. Short-haul exports of Russian crude oil into Europe have continued to decline, averaging 1.7 million barrels per day (mb/d) during the third quarter of 2022 compared with 2.7 mb/d prior to the invasion. Much of this oil has been redirected to India and China on mid-size tankers, which has created significant incremental tanker tonne-mile demand. In addition, Europe has been replacing Russian oil with imports from more distant locations, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. Despite these changes, the European Union was still importing around 1.5 mb/d of seaborne crude oil and 0.8 mb/d of refined products from Russia during September 2022. These imports are expected to be banned effective December 5, 2022 and February 5, 2023, respectively, which is expected to create further tanker tonne-mile demand in the coming months. The full impact of these trade pattern changes, coupled with normal winter factors such as weather delays and an increase in oil demand due to gas-to-oil switching as a result of record high natural gas prices in Europe, are expected to cause the tanker market to remain firm through the winter months and into the early part of 2023.

Looking ahead, a potential slowing of the global economy due partly to inflationary pressures and rising interest rates means that the outlook for 2023 has become more uncertain. Nevertheless, the major oil agencies are still forecasting relatively robust oil demand growth next year due to continued gas-to-oil switching and an expected post-COVID rebound in Asian oil demand, particularly in China. Global oil demand is expected to grow by 1.8 mb/d in 2023 as per the average of forecasts from the IEA, EIA, and OPEC, which would return demand to pre-COVID levels. Non-OPEC+ supply is projected to grow by a robust 1.8 mb/d in 2023 according to the IEA, most of which is expected to be from Atlantic Basin suppliers such as the U.S., Brazil, Guyana, Norway, and Canada. With the majority of oil demand growth expected to come from Asian countries, this should lead to an increase in long-haul movements from the Atlantic Basin to the Pacific Basin, which would be positive for tonne-mile demand. However, offsetting this will be lower supply from OPEC+ due to a new round of supply cuts and potentially lower production from Russia once the EU ban on seaborne imports comes into effect. In early-October 2022, OPEC+ announced a supply cut of 2 mb/d from existing baselines, effective from November 2022 and running to the end of 2023. However, since many countries are already producing well below their current targets, the actual net cut to production could be closer to 1 mb/d, with most of the production cuts coming from the Middle East. Although this is negative for seaborne trade volumes, it could result in Asian countries sourcing more barrels from the Atlantic Basin, which may increase transportation distances.

Fleet supply fundamentals continue to look very positive as a lack of new tanker ordering is causing a rapidly shrinking orderbook. As of September 30, 2022, just under 5 million deadweight tons of new tanker orders have been placed. At this pace, total tanker orders in 2022 are set to be the lowest since the 1980s. This is highly unusual given the relatively strong tanker market in recent months, as periods of stronger freight rates have in the past tended to result in an increase in new tanker orders. However, the Company believes very high newbuilding prices, a lack of shipyard capacity through the end of 2025 due to high levels of containership and LNG carrier orders, and uncertainty over vessel technology have deterred owners from ordering new tankers during the current upturn. As a result, the orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of just over 4 percent as of October 2022. Coupled with an aging tanker fleet, which may affect scrapping levels, the Company expects relatively low fleet growth in 2023 and potentially negative fleet growth in 2024 and 2025.

In summary, the tanker market is expected to remain firm over the coming months due to the continued rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources, both of which are creating significant tonne-mile demand in the mid-size tanker sectors. The tanker market is also expected to remain firm in 2023, although the outlook has become more uncertain in recent months due to global economic risks and their potential impact on oil demand. However, the Company maintains a positive outlook over the next two to three years due to the best fleet supply fundamentals in several decades, which the Company believes should support tanker rates in the coming years.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2022(2)	June 30, 2022(2)	September 30, 2021(2)
Time Charter-Out Fleet
Aframax revenue days	92	206	257
Aframax TCE per revenue day	$18,000	$21,733	$23,216

Spot Fleet
Suezmax revenue days	2,208	2,244	2,350
Suezmax spot TCE per revenue day (3)	$33,191	$25,310	$6,029
Aframax revenue days	989	1,004	1,187
Aframax spot TCE per revenue day (4)	$35,917	$25,115	$6,845
LR2 revenue days	853	888	644
LR2 spot TCE per revenue day (5)	$37,373	$26,690	$9,358

Total Fleet
Suezmax revenue days	2,208	2,244	2,350
Suezmax TCE per revenue day	$33,191	$25,310	$6,029
Aframax revenue days	1,081	1,210	1,444
Aframax TCE per revenue day	$34,393	$24,538	$9,749
LR2 revenue days	853	888	644
LR2 TCE per revenue day	$37,373	$26,690	$9,358

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
Fourth Quarter of 2022 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the fourth quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$40,000	43%
Aframax (1)	$36,600	38%
LR2 (2)	$44,700	36%
(1)    Rates and percentage booked to-date include Aframax RSA, non-RSA voyage charters and full service lightering for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, non-RSA voyage charters and full service lightering for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of November 1, 2022:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers(1)(2)	9	3	12
LR2 Product Tankers(3)	9	1	10
VLCC Tanker(4)	1	—	1
Total Spot Fleet	44	4	48
Total Tanker Fleet	45	4	49
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	6	51

(1)    Includes three Aframax tankers with charter-in contracts that are scheduled to expire in August 2023, November 2023, and July 2024, respectively, two of which have options to extend for one additional year.
(2)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in early-2023 under a seven-year time charter-in contract with options to extend for up to three years.
(3)    Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in September 2023 with an option to extend for one additional year.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at September 30, 2022, the Company had total liquidity of $252.0 million (comprised of $78.0 million in cash and cash equivalents and $174.0 million in undrawn capacity from its credit facilities), compared to total liquidity of $228.4 million as at June 30, 2022.
Conference Call
The Company plans to host a conference call on Thursday, November 3, 2022 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2022. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(888) 254-3590 or (773) 305-6853, if outside of North America, and quoting conference ID code 5514805.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Third Quarter of 2022 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 44 double-hull tankers (including 25 Suezmax tankers, 10 Aframax tankers and nine LR2 product tankers), and also has four time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income (loss) from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	276,081	235,080	107,079	675,912	333,278
Time-charter revenues	1,656	5,102	6,097	13,033	41,447
Other revenues (2)	1,649	2,207	2,714	6,848	7,334
Total revenues	279,386	242,389	115,890	695,793	382,059

Voyage expenses (1)	(135,013)	(126,980)	(78,335)	(363,615)	(219,153)
Vessel operating expenses	(35,983)	(39,255)	(39,103)	(114,239)	(125,280)
Time-charter hire expenses	(7,236)	(6,553)	(2,870)	(19,339)	(8,638)
Depreciation and amortization	(24,251)	(25,243)	(25,837)	(74,574)	(79,416)
General and administrative expenses	(9,687)	(11,020)	(10,542)	(30,827)	(34,245)
Gain on sale and (write-down) of assets (3)	8,156	1,153	(697)	8,888	(88,098)
Restructuring charges	—	(413)	—	(413)	—
Income (loss) from operations	75,372	34,078	(41,494)	101,674	(172,771)

Interest expense	(9,024)	(8,888)	(8,583)	(26,074)	(27,950)
Interest income	216	167	29	418	88
Realized and unrealized gain (loss) on derivative instruments	1,698	872	(227)	4,598	(36)
Equity income (loss) (4)	221	(931)	(873)	(1,464)	(2,061)
Other income (expense)	840	2,428	(1,581)	3,135	(2,056)
Net income (loss) before income tax	69,323	27,726	(52,729)	82,287	(204,786)

Income tax (expense) recovery	(1,270)	822	674	372	2,222
Net income (loss)	68,053	28,548	(52,055)	82,659	(202,564)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic	2.00	0.84	(1.54)	2.43	(5.98)
- Diluted	1.98	0.83	(1.54)	2.42	(5.98)

Weighted-average number of total common
shares outstanding
- Basic (5)	34,039,501	33,948,880	33,898,299	33,969,392	33,846,115
- Diluted	34,374,752	34,201,689	33,898,299	34,218,189	33,846,115

Number of outstanding shares of common
stock at the end of the period	33,907,998	33,846,038	33,788,514	33,907,998	33,788,514

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $19.5 million, $19.9 million and $5.6 million for the three months ended September 30, 2022, June 30, 2022 and September 30, 2021, respectively, and $57.1 million and $22.0 million for the nine months ended September 30, 2022 and September 30, 2021, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale and (write-down) of assets for the nine months ended September 30, 2022 primarily includes a gain of $9.4 million relating to three Aframax tankers, which were classified as held for sale and sold in 2022. Gain on sale and (write-down) of assets for the nine months ended September 30, 2021 primarily includes a write-down of $86.6 million relating to three Suezmax tankers, two Aframax tankers, three LR2 product tankers and one of the Company's operating lease right-of-use assets.
(4)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	78,008	66,266	50,572
Restricted cash	2,730	2,503	2,221
Accounts receivable	77,685	73,879	41,085
Bunker and lube oil inventory	66,173	84,710	49,028
Prepaid expenses	10,506	13,343	10,223
Due from affiliates	2,519	4,164	4,220
Current portion of derivative assets	2,377	1,531	—
Assets held for sale (1)	—	17,913	43,543
Accrued revenue	79,425	47,511	44,503
Total current assets	319,423	311,820	245,395
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	434,858	439,021	925,249
Vessels related to finance leases – net	835,127	842,934	411,749
Operating lease right-of-use assets	16,063	8,701	14,257
Investment in and advances to equity-accounted joint venture	14,490	14,269	12,954
Other non-current assets	5,903	2,779	2,090
Intangible assets – net	1,157	1,266	1,494
Goodwill	2,426	2,426	2,426
Total assets	1,632,582	1,626,351	1,618,749

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	77,831	81,717	67,415
Short-term debt	—	15,000	25,000
Current portion of long-term debt	22,377	11,038	15,500
Current obligations related to finance leases	59,930	59,700	27,032
Current portion of operating lease liabilities	12,394	8,512	9,389
Due to affiliates	1,376	14,695	10,944
Other current liabilities	1,310	624	1,808
Total current liabilities	175,218	191,286	157,088
Long-term debt	—	35,446	304,791
Long-term obligations related to finance leases	487,775	502,868	267,449
Long-term operating lease liabilities	4,408	1,101	4,868
Other long-term liabilities	42,485	42,081	46,141
Equity	922,696	853,569	838,412
Total liabilities and equity	1,632,582	1,626,351	1,618,749

Net debt (2)	486,209	552,148	583,844
(1)Assets held for sale at June 30, 2022 included one Aframax tanker, which was sold in September 2022 for proceeds of $24.8 million. Assets held for sale at December 31, 2021 included two Aframax tankers, which were sold in April 2022 for proceeds of $28.1 million and one Suezmax tanker, which was sold in February 2022 for proceeds of $15.5 million.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2022	2021
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net income (loss)	82,659	(202,564)
Non-cash items:
Depreciation and amortization	74,574	79,416
(Gain) on sale and write-down of assets	(8,888)	88,098
Unrealized gain on derivative instruments	(3,784)	(599)
Equity loss	1,464	2,061
Income tax recovery	(1,114)	(3,163)
Other	1,537	1,075
Change in operating assets and liabilities	(87,072)	(22,987)
Expenditures for dry docking	(11,204)	(23,313)
Net operating cash flow	48,172	(81,976)

FINANCING ACTIVITIES
Proceeds from short-term debt	134,000	35,000
Proceeds from long-term debt	—	221,167
Scheduled repayments of long-term debt	(56,914)	(8,422)
Prepayments of long-term debt	(245,134)	(80,000)
Prepayments of short-term debt	(159,000)	(25,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,108	72,065
Scheduled repayments of obligations related to finance leases	(35,448)	(16,313)
Prepayment of obligations related to finance leases	—	(184,115)
Other	(974)	(225)
Net financing cash flow	(75,362)	14,157

INVESTING ACTIVITIES
Proceeds from sale of vessels	69,646	44,675
Expenditures for vessels and equipment	(11,511)	(15,168)
Advances to equity-accounted joint venture	(3,000)	—
Loan repayments from equity-accounted joint venture	—	1,500
Net investing cash flow	55,135	31,007

Increase (decrease) in cash, cash equivalents and restricted cash	27,945	(36,812)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	83,873	66,334

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2022		June 30, 2022		September 30, 2021
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	68,053	$2.00	28,548	$0.84	(52,055)	($1.54)

Add (subtract) specific items affecting net income (loss):
(Gain) on sale and write-down of assets	(8,156)	($0.24)	(1,153)	($0.03)	697	$0.02
Unrealized gain on derivative instruments (2)	(1,126)	($0.03)	(540)	($0.02)	(211)	($0.01)
Other (3)	(860)	($0.03)	(1,198)	($0.03)	1,422	$0.04
Total adjustments	(10,142)	($0.30)	(2,891)	($0.08)	1,908	$0.06
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	57,911	$1.70	25,657	$0.76	(50,147)	($1.48)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim. The amount recorded for the three months ended June 30, 2022 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of five vessels under new sale-leaseback arrangements in April 2022, and restructuring charges. The amount recorded for the three months ended September 30, 2021 primarily relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	68,053	28,548	(52,055)
Depreciation and amortization	24,251	25,243	25,837
Interest expense, net of interest income	8,808	8,721	8,554
Income tax expense (recovery)	1,270	(822)	(674)
EBITDA	102,382	61,690	(18,338)

Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of assets	(8,156)	(1,153)	697
Realized (gain) loss on interest rate swap	(192)	(32)	79
Unrealized gain on derivative instruments	(1,126)	(540)	(211)
Equity (income) loss	(221)	931	873
Other (1)	(860)	(2,478)	1,422
Adjusted EBITDA	91,827	58,418	(15,478)
(1)    The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim. The amount recorded for the three months ended June 30, 2022 primarily relates to foreign exchange gains. The amount recorded for the three months ended September 30, 2021 primarily relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and foreign exchange gains.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the Company’s expectations regarding the future status of four of its vessels following repayment of one of its credit facilities; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the continued volatility of such markets; the Company’s expectation of an increase in oil demand over the medium-term and the various contributing factors thereto, including rising interest rates, inflation, seasonal factors and potential adjustments to economic activity in China following pandemic-related lockdowns, as well as the impact and timing of increased oil demand on the tanker market; the outlook for the global economy, driven by various factors; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; the continuing impact of the COVID-19 pandemic (including new variants or outbreaks) and related developments on the Company's business and tanker and oil market fundamentals; forecasted changes in global oil supply from non-OPEC+ and OPEC+ sources and the factors contributing thereto; the timing and impact of publicly-announced oil supply cuts; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian or Belarusian companies and individuals and the persistence and impact of altered trade patterns; the Company's expectations regarding the formalization of import restrictions, the timing thereof and the impact thereof on Russian oil supply and exports as well as on tanker tonne-mile demand; the Company's liquidity and market position; and its ability to utilize its cash flows to strengthen its balance sheet, reduce debt and fleet cash flow break-even levels, and create long-term shareholder value.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates, including spot tanker market rate fluctuations; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic (including new variants or outbreaks) and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; Russia's invasion of Ukraine and related sanctions, including the timing of implementing new or revised sanctions or restrictions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.